FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2003

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   May 20, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 10, 2003

Item 3: Press Release

A Press release dated and issued April 10, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to report 8 recently completed drill holes from its Phase 6 diamond drilling program now in progress on the River Valley Property located about 60km northeast of Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release dated April 10, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ April 10, 2003______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

APRIL 10, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

Widest Intersection of High Grade Mineralization to date

North of Current Resource

River Valley PGM Project, Sudbury, Ontario

$5.3 Million Phase 6 Exploration Diamond Drilling Program

Pacific North West Capital Corp. reports 8 recently completed drill holes from its Phase 6 diamond drilling program now in progress on the River Valley Property, located about 60 km northeast of Sudbury, Ontario.  The current drilling budget of $5.3 million represents an increase of more than 100% over the 2002 budget of $2.3 million and is expected to facilitate the completion of more than 40,000 metres of new diamond drilling and an updated Mineral Resource in 2003.

Hole DL-106 intersected an unprecedented 17.5m (57.4 feet) that assayed 5.1 g/t Pd+Pt+Au and included 3.5m (11.5 feet) of 7.3 g/t Pd+Pt+Au, representing the highest grade/length intersection reported to date from the Property.  More importantly DL-106 was collared about 45m (147feet) north of the currently defined Dana North Mineral Resource (reported October 2002), suggesting that excellent opportunities exist to augment the current Resource toward the north.

DL-106 (Dana North, L6+35N): 227m/-45/85Az

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Au+Pt+Pd
	m	m	M	ft	ppb	ppb	Ppb	Ppb	g/t
DL-106	2.50	12.00	9.50	31.17	73	304	857	1234	1.23
incl.	2.50	6.50	4.00	13.12	115	558	1673	2347	2.35
DL-106	30.00	33.00	3.00	9.84	116	583	1708	2407	2.41
DL-106	104.50	105.00	0.50	1.64	149	1630	3090	4869	4.87
DL-106	178.50	196.00	17.50	57.42	210	1187	3704	5101	5.10
incl.	179.00	181.50	2.50	8.20	285	1904	5740	7929	7.93
incl.	192.50	196.00	3.50	11.48	261	1684	5346	7290	7.29

Mineralized intersections from drill holes DL-103 and DL-108, both located in the Dana North area, are reported below (see accompanying location map).  Also included are the results from LR-86, collared in the Lismer's North area (see accompanying location map).

DL-103 (Dana North, L7+10N): 107m/vertical

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Au+Pt+Pd
	m	m	M	ft	ppb	ppb	Ppb	Ppb	g/t
DL-103	2.00	31.50	29.50	96.79	60	351	1058	1469	1.47
incl.	2.00	8.00	6.00	19.69	103	602	1932	2636	2.64
incl.	2.50	6.00	3.50	11.48	126	753	2367	3245	3.25
incl.	21.00	22.00	1.00	3.28	177	1165	3645	4987	4.99
incl.	27.50	31.50	4.00	13.12	71	504	1624	2199	2.20

DL-108 (Dana North, L5+90N): 233m/-45/90Az

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Au+Pt+Pd
	m	m	M	ft	ppb	ppb	ppb	Ppb	g/t
DL-108	43.00	109.50	66.50	218.19	67	298	831	1196	1.20
incl.	43.00	51.00	8.00	26.25	68	465	1141	1674	1.67
incl.	58.00	71.50	13.50	44.29	126	573	1659	2358	2.36
incl.	63.00	66.00	3.00	9.84	242	1018	2587	3846	3.85
incl.	69.00	71.50	2.50	8.20	225	1095	3738	5058	5.06
incl.	82.50	84.00	1.50	4.92	170	1156	3937	5263	5.26
incl.	106.00	109.50	3.50	11.48	104	455	1204	1763	1.76
DL-108	217.50	220.50	3.00	9.84	56	543	1639	2238	2.24

LR-86 (Lismer's North, L-13+20N): 242m/-60/45Az

Drill Hole	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Au+Pt+Pd
	m	m	M	ft	ppb	ppb	ppb	Ppb	g/t
LR-86	162.00	163.00	1.00	3.28	14	783	2350	3147	3.15
LR-86	175.50	176.00	0.50	1.64	2	1230	2050	3282	3.28
LR-86	205.50	206.50	1.00	3.28	38	851	2090	2979	2.98

Drill holes DL-102 (L9+00N) and DL-105 (L8+00N) intersected pyrite-bearing metasedimentary rocks over their entire lengths, defining the western extent of the intrusion and presenting an explanation for the high induced-polarization (geophysical) signature in this area.  Drill holes DL-104 (L7+10N) and DL-107 (L6+35N) intersected Layered Units of the River Valley intrusion only and were both terminated in faulted, footwall metasedimentary rocks.

Currently two drill rigs are operating on the site to expand the current Mineral Resources and to test new PGM targets.  One drill rig is located at the Dana North deposit and the second rig is located at the Lismer’s Ridge South deposit.  As the program progresses, drilling will test several multi-gram PGM targets that have been identified along the +6km long intrusive contact zone that extends southeast from Lismer’s Ridge.  The current drilling program is expected to extend over the next six to eight months.

To date, approximately 58,000 metres of diamond drilling has been completed on the Property (~288 drill holes) primarily focusing on the Dana Lake and Lismer’s Ridge deposits.  The current Mineral Resources lie within the northern half of the property and cover less than 30% of the prospective target area (contact zone).  The remaining 70% of the prospective intrusive contact will be drill tested as part of the current drilling program.

The Qualified Person for this release is Scott Jobin-Bevans (M.Sc., P.Geo.), V-P Exploration for Pacific North West Capital Corp.; assays were completed by XRAL Laboratories (SGS Group).

Pacific North West Capital Corp. and Anglo Platinum each hold a 50% interest in the River Valley PGM Project.  Anglo Platinum may earn 60% by completing a Feasibility Study, and 65% by funding the project through to production.  Anglo Platinum has provided over $6.7 million for exploration on this project to date and the current 2003 budget increases the total exploration funding to over $12 million.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  Reg#  82-4828

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

April 30, 2003

Item 3: Press Release

A Press release dated and issued April 30, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to report the results of 9 recently completed drill holes from its Phase 6 diamond drilling program now in progress on the River Valley Property located about 60km northeast of Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release dated April 30, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ April 30, 2003______________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP

APRIL 30, 2003

Toronto Stock Exchange Symbol:  PFN

OTCBB:  PAWEF

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Telephone:  1-800-667-1870

Mineralization Expanded by New Drilling

River Valley PGM Project, Sudbury, Ontario

Pacific North West Capital Corp. is pleased to report the results of 9 recently completed drill holes from the Phase 6 exploration diamond drilling program now in progress on its River Valley platinum-group metal (PGM) property, located about 60 km northeast of the world renowned mining center of Sudbury, Ontario.  The current drilling budget of $5.3 million is intended to generate more than 40,000 metres of new diamond drilling and an updated Mineral Resource in 2003.

High Grade Intersections:

Five of the nine holes were collared at Dana North (DL-series) and the remaining four were collared at Lismer’s Ridge North (LR-series).  Significant intersections of high grade mineralization were made at Lismer's Ridge North where drill hole LR-85 assayed 10.88 g/t Pd+Pt+Au over 1.5 metres, including 1.0 metre of 13.61 g/t Pd+Pt+Au.  High grade intersections continue from Dana North including DL-110 which assayed 3.00 g/t Pd+Pt+Au over 3.0 metres and DL-113 which assayed 4.08 g/t Pd+Pt+Au over 4.0 metres

Consistent Intersections:

With significant PGM values intersected in nearly all of the drill holes completed on the property to date, it is now becoming increasingly apparent that the steeply dipping gabbro-breccia unit, which hosts the PGM mineralization, occurs nearly continuously over a strike length of several kilometers; persisting to depths in excess of 400 metres vertically.  As such, the mineralized breccia unit presents a relatively predictable drill target and, as drilling has shown to date, is known nearly everywhere to carry at least anomalous PGM values.

Mineral Resource Increasing:

Ultimately, by additional drilling, the potential is excellent for the development of a large tonnage resource.  There are also indications in certain areas, that widths of the mineralized breccia unit may be increasing with depth and that the percentage of visible sulphide, which correlate well with PGM, may also be increasing.

DANA NORTH INTERSECTIONS:

DDH	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	M	ft	ppb	ppb	ppb	g/t
DL-110	3.50	4.00	0.50	1.64	20	1710	2610	4.34	1.5
	23.00	59.00	36.00	118.12	63	367	919	1.35	2.5
incl.	36.50	53.50	17.00	55.78	97	532	1563	2.19	2.9
incl.	40.00	43.00	3.00	9.84	155	1136	3247	4.54	2.9
incl.	42.50	43.00	0.50	1.64	325	3240	8190	11.76	2.5
DL-111	87.00	90.00	3.00	9.84	27	1304	2520	3.85	1.9
	123.50	153.50	30.00	98.43	45	250	748	1.04	3.0
incl.	123.00	129.50	6.50	21.33	79	401	1183	1.66	3.0
incl.	124.50	126.00	1.50	4.92	128	749	2133	3.01	2.8
	160.50	166.00	5.50	18.05	48	373	1250	1.67	3.4
incl.	162.00	163.00	1.00	3.28	121	1168	4360	5.65	3.7

DANA NORTH INTERSECTIONS:

DL-113	97.00	155.00	58.00	190.30	58	261	733	1.05	2.8
incl.	118.50	132.50	14.00	45.93	124	671	2139	2.93	3.2
incl.	121.00	122.50	1.50	4.92	226	1080	3527	4.83	3.3
incl.	128.00	132.00	4.00	13.12	153	941	2981	4.08	3.2
DL-114	215.00	238.50	23.50	77.10	50	259	706	1.01	2.7
incl.	215.00	221.00	6.00	19.69	113	606	1632	2.35	2.7
incl.	218.00	219.00	1.00	3.28	180	895	2440	3.51	2.7
	252.50	260.00	7.50	24.61	83	386	1242	1.71	3.2
incl.	252.50	253.50	1.00	3.28	59	656	2243	2.96	3.4

LISMER'S RIDGE NORTH INTERSECTIONS:

	From	To	Interval	Interval	Au	Pt	Pd	Au+Pt+Pd	Pd/Pt
	m	m	M	ft	ppb	ppb	ppb	g/t
LR-85	184.50	210.00	25.50	83.67	41	484	1132	1.66	2.3
incl.	187.50	200.50	13.00	42.65	45	664	1603	2.31	2.4
incl.	189.50	191.00	1.50	4.92	125	3303	7450	10.88	2.3
incl.	190.00	191.00	1.00	3.28	146	4220	9245	13.61	2.2
incl.	201.50	203.00	1.50	4.92	100	1454	3453	5.01	2.4
incl.	202.00	202.50	0.50	1.64	136	2790	7000	9.93	2.5
LR-87	121.00	122.00	1.00	3.28	18	1790	2450	4.26	1.4
	157.50	159.50	2.00	6.56	93	759	864	1.72	1.1
	174.00	180.50	6.50	21.33	49	469	737	1.26	1.6
incl.	178.00	179.50	1.50	4.92	108	1040	1757	2.90	1.7
	193.50	201.00	7.50	24.61	64	295	653	1.01	2.2
LR-88	242.00	248.00	6.00	19.69	65	267	712	1.04	2.7

Drill hole DL-109 (L5+45N) intersected Layered Units of the River Valley Intrusion with anomalous platinum-palladium values; the hole was terminated in a fault zone consisting of gabbro and sedimentary rocks.  Drill hole LR-90 (L-17+80N) intersected the Layered Units and Inclusion-Bearing Unit of the River Valley Intrusion with anomalous platinum-palladium values; the hole was terminated in a more than 100 metre wide diabase dyke.

To date, more than 16,700 metres of Phase 6 diamond drilling has been completed, about one third of the approximately 45,000 metres scheduled to be completed as part of the overall $5.3 million drilling program.  This brings the total drilling on the property (Phases 1 through 6) to nearly 60,000 metres in 261holes.

Apart from brief drill shutdowns to allow results to be compiled and evaluated, drilling will continue with two rigs well into late Fall 2003.  The Company anticipates that, where possible, it will report drill results at intervals of about three weeks.  The Company also plans to release an updated Mineral Resource calculation by October 2003.

The Qualified Person for this release is Scott Jobin-Bevans (M.Sc., P.Geo.), V-P Exploration, Pacific North West Capital Corp. and assays were carried out by XRAL Laboratories (SGS Group).

Hole Number	Grid	Length	Dip	Azimuth
DL-110	L4+40N	119m	-47°	44°
DL-111	L4+23N	170m	-45°	37°
DL-113	L4+04N	171m	-46°	42°
DL-114	L3+90N	314m	-55°	90°
LR-85	L-13+20N	265m	-54°	46°
LR-87	L-14+95N	260m	-45°	45°
LR-88	L-14+95N	270m	-54°	54°

The River Valley Project is a 50-50 Joint Venture between Anglo American Platinum Corporation Limited (Anglo Platinum) and PFN.  Anglo Platinum may earn a 60% interest in the property by completing a feasibility study and 65% by putting the project into commercial production. With the 2003 budget Anglo Platinum will have committed over $12 million to the project to date.

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  Reg#  82-4828

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission